Exhibit 8.1

Roan Holdings Group Co., Ltd. (Previously China Lending Corporation)	British Virgin Islands

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization
Adrie Global Holdings Limited	British Virgin Islands
Fortis Industrial Group Limited	Hong Kong
Lixin Financial Holdings Group Limited	Cayman Islands
Lixin Financial Holdings (BVI) Limited	British Virgin Islands
Lixin Financial Holdings Group Limited	Hong Kong
Yifu Health Industry (Ningbo) Co., Ltd.	China
Hangzhou Zeshi Investment Partnership (Limited Partnership)	China
Ningbo Zeshi Insurance Technology Co. Ltd.	China
Zeshi (Hangzhou) Health Management Co. Ltd.	China
Zhejiang Lixin Enterprise Management Group Co., Ltd.	China
Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd.	China
Lixin (Hangzhou) Asset Management Co., Ltd.	China
Lixin Supply Chain Management (Tianjin) Co., Ltd.	China